UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2011

Date:	July 28, 2011
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2011

(1) Operating results

	(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2011	2010
Total revenue	4,260,392	5,212,369
Income before income tax expense	837,238	1,282,116
Net income attributable to Mitsubishi UFJ Financial Group	461,796	859,819
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	31.20	68.01
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	31.08	67.87

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group for the years ended March 31, 2011 and 2010 were ¥(114,043) million and ¥1,746,289 million, respectively.

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2011	2010
Common stock	14,131,567	12,324,315

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income attributable to Mitsubishi UFJ Financial Group”.

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2011	2010
Total assets	202,861,288	200,084,397
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,343,824	8,866,918

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2011	2010
Net cash provided by operating activities	4,237,838	2,309,985
Net cash used in investing activities	(8,292,883)	(10,814,432)
Net cash provided by financing activities	4,455,910	8,295,278
Cash and cash equivalents at end of period	3,230,804	2,862,523

Mitsubishi UFJ Financial Group, Inc.

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other expectations such as economic factors, our business plan and other factors, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

Mitsubishi UFJ Financial Group, Inc.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2011	2010
Assets:
Cash and due from banks	3,230,804	2,862,523
Interest-earning deposits in other banks	7,333,767	4,780,861
Call loans and funds sold	448,787	508,922
Receivables under resale agreements	4,872,171	3,543,020
Receivables under securities borrowing transactions	3,600,318	5,770,044
Trading account assets	28,824,795	27,663,076
Investment securities:
Securities available for sale—carried at estimated fair value	54,435,634	50,411,876
Securities being held to maturity—carried at amortized cost	3,017,189	2,943,801
Other investment securities	1,704,244	1,690,838

Total investment securities	59,157,067	55,046,515

Loans, net of unearned income, unamortized premiums and deferred loan fees	87,501,975	92,185,910
Allowance for credit losses	(1,240,456)	(1,315,615)

Net loans	86,261,519	90,870,295

Premises and equipment—net	962,548	995,167
Accrued interest	233,224	240,267
Customers’ acceptance liability	69,950	49,143
Intangible assets—net	991,521	1,116,117
Goodwill	363,392	381,498
Deferred tax assets	1,285,013	1,287,611
Other assets	5,226,412	4,969,338

Total assets	202,861,288	200,084,397

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	16,421,024	15,201,298
Interest-bearing	99,120,619	97,526,535
Overseas offices:
Non-interest-bearing	2,316,207	2,403,147
Interest-bearing	18,773,854	20,341,516

Total deposits	136,631,704	135,472,496

Call money and funds purchased	2,313,487	1,883,824
Payables under repurchase agreements	12,389,075	11,846,656
Payables under securities lending transactions	2,104,105	3,633,891
Due to trust account	633,541	1,559,631
Other short-term borrowings	8,488,197	6,097,336
Trading account liabilities	9,908,974	8,688,826
Obligations to return securities received as collateral	3,267,775	3,229,321
Bank acceptances outstanding	69,950	49,143
Accrued interest	181,814	218,117
Long-term debt	13,356,728	14,162,424
Other liabilities	4,844,901	4,139,892

Total liabilities	194,190,251	190,981,557

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,644,132	1,643,238
Capital surplus	6,395,705	6,619,525
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	254,411	(18,127)
Accumulated other changes in equity from nonowner sources, net of taxes	(620,844)	(45,435)
Treasury stock, at cost	(11,251)	(13,954)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,343,824	8,866,918
Noncontrolling interests	327,213	235,922

Total equity	8,671,037	9,102,840

Total liabilities and equity	202,861,288	200,084,397

Mitsubishi UFJ Financial Group, Inc.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the fiscal years ended March 31,
(in millions of yen)	2011	2010
Interest income:
Loans, including fees	1,664,821	1,914,705
Deposits in other banks	29,188	26,697
Investment securities:
Interest	320,067	305,080
Dividends	170,470	168,500
Trading account assets	305,214	307,958
Call loans and funds sold	5,613	4,110
Receivables under resale agreements and securities borrowing transactions	55,574	31,454

Total	2,550,947	2,758,504

Interest expense:
Deposits	256,190	353,869
Call money and funds purchased	5,931	5,683
Payables under repurchase agreements and securities lending transactions	66,728	53,548
Due to trust account	807	6,119
Other short-term borrowings and trading account liabilities	62,829	65,754
Long-term debt	278,188	289,427

Total	670,673	774,400

Net interest income	1,880,274	1,984,104
Provision for credit losses	292,035	647,793

Net interest income after provision for credit losses	1,588,239	1,336,311

Non-interest income:
Fees and commissions	1,128,358	1,139,543
Foreign exchange gains—net	260,683	216,720
Trading account profits—net	133,905	761,472
Investment securities losses—net	121,803	223,030
Equity in losses of equity method investees	(90,628)	(104,098)
Gains on sales of loans	14,558	21,232
Other non-interest income	140,766	195,966

Total	1,709,445	2,453,865

Non-interest expense:
Salaries and employee benefits	863,996	908,213
Occupancy expenses—net	162,498	171,098
Fees and commission expenses	212,460	196,515
Outsourcing expenses, including data processing	194,842	215,397
Depreciation of premises and equipment	99,661	120,268
Amortization of intangible assets	219,980	225,000
Impairment of intangible assets	26,566	12,400
Insurance premiums, including deposit insurance	113,892	112,539
Communications	53,048	57,064
Taxes and public charges	65,882	69,073
Provision for repayment of excess interest	85,709	44,808
Impairment of goodwill	—	461
Other non-interest expenses	361,912	375,224

Total	2,460,446	2,508,060

Income before income tax expense	837,238	1,282,116
Income tax expense	439,900	407,040

Net income before attribution of noncontrolling interests	397,338	875,076
Net income (loss) attributable to noncontrolling interests	(64,458)	15,257

Net income attributable to Mitsubishi UFJ Financial Group	461,796	859,819

Income allocable to preferred shareholders:
Cash dividends paid	20,940	21,678

Net income available to common shareholders of Mitsubishi UFJ Financial Group	440,856	838,141

(in yen)
Earnings per share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	31.20	68.01
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	31.08	67.87

Mitsubishi UFJ Financial Group, Inc.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity from Nonowner Sources

	For the fiscal years ended March 31,
(in millions of yen)	2011	2010
Net income before attribution of noncontrolling interests	397,338	875,076
Net unrealized holding gains (losses) on investment securities	(283,444)	612,615
Net unrealized losses on derivatives qualifying for cash flow hedges	(3,402)	(4,795)
Pension liability adjustments	(105,089)	243,223
Foreign currency translation adjustments	(187,839)	40,862

Total changes in equity from nonowner sources	(182,436)	1,766,981

Net income (loss) attributable to noncontrolling interests	(64,458)	15,257
Other changes in equity from nonowner sources attributable to noncontrolling interests	(3,935)	5,435

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	(114,043)	1,746,289

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more

	As of March 31,
(in millions of yen)	2011	2010
Nonaccrual loans:
Domestic:
Manufacturing	137,987	111,235
Construction	48,479	33,449
Real estate	152,317	214,367
Services	76,597	79,517
Wholesale and retail	172,712	135,523
Banks and other financial institutions	7,238	2,322
Communication and information services	33,198	73,615
Other industries	37,335	116,741
Consumer	321,823	355,040

Total domestic	987,686	1,121,809

Foreign:
Governments and official institutions	62,683	70,529
Banks and other financial institutions	21,452	19,880
Commercial and industrial	73,707	135,622
Other	23,651	21,169

Total foreign	181,493	247,200

Total	1,169,179	1,369,009

Restructured loans:
Domestic	800,620	565,008
Foreign	38,930	47,184

Total	839,550	612,192

Accruing loans contractually past due 90 days or more:
Domestic	55,549	25,871
Foreign	199	547

Total	55,748	26,418

Total	2,064,477	2,007,619